RIDGEMONT OUTFITTERS, INC.

Unaudited Financial Statements For The Years Ended March 31, 2016 and 2015

November 16, 2016



Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
Ridgemont Outfitters, Inc.
Lakewood, CA

I have reviewed the accompanying balance sheet of Ridgemont Outfitters, Inc. as of March 31, 2016 and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 16, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

RIDGEMONT OUTFITTERS, INC.
BALANCE SHEET
MARCH 31, 2016 AND 2015
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ASSETS

	2016	2015
CURRENT ASSETS		
Cash	$ 5,620	$ 17,184
Accounts Receivable	23,969	6,446
Inventory	173,436	65,256
Other Current Assets	-	6,750
TOTAL CURRENT ASSETS	203,025	95,636
NON-CURRENT ASSETS		
Property, Plant & Equipment, Net	497	995
TOTAL NON-CURRENT ASSETS	497	995
TOTAL ASSETS	$ 203,522	$ 96,631

LIABILITIES AND SHAREHOLDERS' EQUITY

	2016	2015
CURRENT LIABILITIES		
Accounts Payable	$ 26,060	$ 16,236
Intercompany Payables	573,151	237,555
Accrued Expenses Payable	39,123	7,871
TOTAL CURRENT LIABILITIES	638,334	261,662
TOTAL LIABILITIES	638,334	261,662
SHAREHOLDERS' EQUITY		
Common Stock (1,000,000 shares authorized, 100,000 issued and outstanding, $.01 par value)	1,000	1,000
Retained Earnings (Deficit)	(435,812)	(166,031)
TOTAL SHAREHOLDERS' EQUITY	(434,812)	(165,031)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 203,522	$ 96,631

RIDGEMONT OUTFITTERS, INC.
INCOME STATEMENT
FOR THE YEARS ENDED MARCH 31, 2016 AND 2015
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	2016	2015
Operating Income		
Sales, Net	$ 175,254	$ 119,138
Cost of Sales	301,941	166,912
Gross Profit	(126,687)	(47,774)
Operating Expense		
Advertising	101,047	58,613
General & Administrative	25,178	13,014
Professional Services	3,287	1,380
Insurance	2,067	-
Travel	11,017	1,807
Depreciation	498	498
	143,094	75,312
Net Income Before Provision for Income Tax	(269,781)	(123,086)
Provision for Income Taxes	-	-
Net Income	$ (269,781)	$ (123,086)

RIDGEMONT OUTFITTERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2016 AND 2015

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	2016	2015
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (269,781)	$ (123,086)
Change in Accounts Receivable	(17,523)	(6,446)
Change in Inventory	(108,180)	(65,256)
Change in Other Current Assets	6,750	10,469
Change in Accounts Payable	9,824	16,236
Change in Other Current Liabilities	366,848	171,289
Net Cash Flows From Operating Activities	(12,062)	3,206
Cash Flows From Investing Activities		
Purchase of Assets	-	(1,493)
Depreciation	498	498
Net Cash Flows From Investing Activities	498	(995)
Cash at Beginning of Period	17,184	14,973
Net Increase (Decrease) In Cash	(11,564)	2,211
Cash at End of Period	$ 5,620	$ 17,184

RIDGEMONT OUTFITTERS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2016 AND 2015

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ORGANIZATION AND NATURE OF ACTIVITIES

Ridgemont Outfitters, Inc. ("the Company") is a new brand of outdoor lifestyle footwear that combines the technical features required in a traditional hiking/walking shoe/boot with a more fashionable aesthetic to appeal to the more fashion conscious outdoor enthusiast. The company objective is to create a global brand of outdoor footwear, apparel and accessories utilizing the 30+ years of experience of the two founders in sourcing, designing, marketing and bringing to market of brands in the action sport/outdoor lifestyle/fashion sectors in the US & Europe. Ridgemont was conceived in 2012, developed and sourced in 2013 and brought to market in summer 2014. Ridgemont manufactures in China and the US and sells through US retailers and through its direct to consumer website at www.ridgemontoutfitters.com.

The Company will conduct an equity crowdfund offering during the fourth quarter of 2016 for the purpose of raising additional operating capital. The Company's ability to achieve management's objectives or to continue as a going concern for the indefinite future may be dependent on the success of the offering or other efforts undertaken by management to raise capital.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The estimated useful lives of the Company's items of equipment are the only significant estimates contained in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Inventory

Inventory is carried at historical cost and includes finished goods that are ready to ship. The Company's management believes that losses due to obsolescence are likely to be rare, thus no amount has been recorded in the statements to account for impairment of inventory on hand.

Accounts Receivables

The Company permits sales on account to be made to retail partners that management believes have a low likelihood of non-payment. Management's experience in this area supports the Company's

RIDGEMONT OUTFITTERS, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)
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assertion that losses on account are rare, thus no allowance has been recorded in the statements for losses on account.

Equipment

The Company capitalizes equipment with an original value of $1,000 or greater. The Company's fixed assets consist primarily of computers and office equipment used by the Company in its day to day operations.

Depreciation expense is calculated on a straight-line basis in accordance with the estimated useful asset lives specified in the Internal Revenue Service Modified Adjusted Cost Recovery System (MACRS), except for electronic equipment. The Company depreciates electronic equipment over a three-year useful life. For 2016, the Company recorded depreciation expense in the amount of $498. For 2015, the Company recorded depreciation expense in the amount of $498.

Intercompany Payables

Ridgemont Outfitters Inc is a wholly owned subsidiary of Ridgemont Outfitters Holdings Ltd. To date, the Company's operations have been funded by an interest free loan from the parent company. The loan is of no fixed term and will be repaid when funds are available to do so without jeopardizing the financial security of Ridgemont Outfitters, Inc.

Sales

The Company derives revenue from the sale of apparel online, and through wholesale and retail partners.

Cost of Sales

Cost of Sales includes goods sold, design and production expenses, sales management costs, sampling costs, freight charges, merchant services fees, and costs associated with warehousing the Company's inventory prior to shipment.

Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction. The Company's federal tax filing for fiscal year 2016 will fall within the statutory period of review by the IRS until 2019. The Company's federal tax filing for fiscal year 2015 will fall within the statutory period of review by the IRS until 2018.

The Company is subject to franchise tax in the State of California. The Company's 2016 tax filing for the State of California will be subject to inspection by that State until expiration of the statutory period of limitations in 2020. The Company's 2015 tax filing for the State of Colorado will be subject to inspection by that State until expiration of the statutory period of limitations in 2019.

The Company incurred net operating losses during fiscal years 2016 and 2015. The net operating losses have been fully reserved and will be carried forward and applied to reduce future income for tax purposes. Due to uncertainty as to timing and valuation of the benefits associated with the carry forwards, management has elected not to record an associated valuation allowance.

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CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

GOVERNMENT PAYMENTS

At the end of the period, the Company owed no amounts with respect to government payments.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 16, 2016, the date that the financial statements were available to be issued.